UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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03015083

RECD S.E.C.
MAR 7 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. SCHELLENGER AVENUE
(No. and Street)

WILDWOOD, (City) NEW JERSEY (State) 08260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEWINNE AND COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1882 W. LANDIS AVENUE, (Address) VINELAND (City) NEW JERSEY (State) 08360 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JANE OSBORNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLY SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Osborne
Signature

SECRETARY
Title

Notary Public

2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeWinne & Company, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
.BRIAN G. DeWINNE, C.P.A.

Holly Securities, Inc.
100 W. Schellenger Avenue
Wildwood, New Jersey 08260

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We have audited the statement of financial condition of Holly Securities, Inc. as of December 31, 2002 and the related statement of income, changes in ownership equity and cash flows (as contained in the Company's Focus Report, Form X-17A-5) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements were prepared in conformity with the accounting practice prescribed or permitted by the Securities and Exchange Commission. Accordingly, the accompanying financial statements are not intended to be presented in conformity with generally accepted accounting principles.

In our opinion, because the Company's policy is to prepare its financial statements on the basis of accounting discussed in the preceding paragraph, the financial statements referred to in the first paragraph do not present fairly, in conformity with generally accepted accounting principles, the financial position of Holly Securities, Inc. as of December 31, 2002 or the results of its operations, changes in ownership equity or its cash flows for the year then ended.

However, in our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Holly Securities, Inc. as of December 31, 2002 and the related statement of income, changes in ownership equity and cash flows for the year then ended, on the basis of accounting described above.

DeWinne & Company, L.L.C

DEWINNE & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Vineland, New Jersey
February 26, 2003

1882 W. Landis Avenue
Vineland, New Jersey 08360-3429
Telephone: (856) 696-6998
Fax: (856) 696-7066
E-mail: dewinne@comcast.net

DeWinne & Company, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
BRIAN G. DeWINNE, C.P.A.

Board of Directors
Holly Securities, Inc.
100 W. Schellenger Avenue
Wildwood, New Jersey

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

In planning and performing our audit of Holly Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the focus report and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

1882 W. Landis Avenue
Vineland, New Jersey 08360-3429
Telephone: (856) 696-6998
Fax: (856) 696-7066
E-mail: dewinne@comcast.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

DeWinne & Company, L.L.C.

DEWINNE & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
February 26, 2003

DeWinne & Company, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
BRIAN G. DeWINNE, C.P.A.

February 26, 2003

Holly Securities, Inc.
ATTN: Ms. Jane Osborne
100 W. Schellenger Avenue
Wildwood, NJ 08260

Dear Ms. Osborne:

Please be advised that there are no material differences between the attached audited report and the unaudited report for the period ended December 31, 2002.

During the course of our audit, we found that you have all securities delivered directly to your customers and that you do not hold customers' securities in your possession.

Our audit did not disclose any material inadequacies at the date of our audit or that may have existed since the date of your last audit.

Very truly yours,

De Winne & Company, L.L.C

DeWinne & Company, L.L.C.
Certified Public Accountants

BGD:bd

1882 W. Landis Avenue
Vineland, New Jersey 08360-3429
Telephone: (856) 696-6998
Fax: (856) 696-7066
E-mail: dewinne@comcast.net

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO. 8-16919 [14]
HOLLY SECURITIES, INC. [13]	FIRM ID. NO. 22-1948639 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
100 W. SCHELLENGER AVENUE [20] (No. and Street)	01/01/02 [24]
WILDWOOD [21] (City) NEW JERSEY [22] (State) 08260 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]   (Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The regi t/broker or dealer submitting this Form and its attachments and the person(s) by whom it executed represent hereby that all information contained therein is true, correct and co lete. It is understood that all required items, statements, and schedules are considered al parts of this Form and that the submission of any amendment represents that amended items, statements and schedules remain true, correct and complete as pre usly submitted.

Dated the 26th day of FEBRUARY 19 2003

Manual signatures of:

1) [signature] Principal Executive Officer or Managing Partner

2) [signature: Jane Osborne] Principal Financial Officer or Partner

3) [signature] Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

9A-006150-A
HOLLY SECURITIES, INC. II
JANE OSBORNE
100 W SCHELLENGER AVENUE
WILDWOOD NJ 08260

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. N 2 [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. 8-16919 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 301,527	200			$ 301,527	750
2. Cash segregated in compliance with federal and other regulations	160,000	210			160,000	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	14,437	220				
2. Other		230			14,437	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440]	$ [610]	[860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	[680]	[920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	[720]	[930]
16. TOTAL ASSETS	$ 475,964 [540]	$ [740]	$ 475,964 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"	2,925	1050		1270	2,925	1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other	▼16	1080		1290	▼21	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ▼15 $ [950]	211	1120			▼22 211	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170				1640
C. Income taxes payable		1180			▼23	1650
D. Deferred income taxes			▼20	1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other	▼18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ 3,136 [1230]	$ [1450]	$ 3,136 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership- limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		205,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		267,828 [1794]
E. Total		472,828 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 472,828 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 475,964 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 472,828	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			472,828	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 472,828	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		$ 3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items	3450			
C. Aged short security differences-less reserve of	$ 3460	3580		
number of items	3470			
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 472,828	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)		3736	( )	3740
10. Net Capital			$ 472,828	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. **as of** 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	209	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	222,828	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	472,514	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	3,136	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19. Total aggregate indebtedness				$	3,136	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%	0.66%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from	01/01/02	3932	to 12/31/02	3933
HOLLY SECURITIES, INC.	Number of months included in this statement	12			3931

STATEMENT OF INCOME (LOSS)

Item	Includes	Code	Amount	Code
REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			131,145	3939
e. Total securities commissions			131,145	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			11,274	3995
12. Total revenue			$ 142,419	4030
EXPENSES				
13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses				4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			22,887	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs			115,524	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses				4195
27. Other expenses				4100
28. Total expenses			$ 138,411	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 4,008	4210
30. Provision for Federal income taxes (for parent only)			601	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 3,407	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (1,574)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 211	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	2,925	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 3,136	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	14,437	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 14,437	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ 14,437	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$ 11,301	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	160,000	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly X [4334]

**In the event the Net Capital Requirement is computed under the alternative method this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. *If an exemption from Rule 15c3-3 is claimed, identify below the section upon* which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... ______ [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(B)—All customer transactions cleared through another *broker-dealer on a fully disclosed basis. Name of clearing* firm ______ [4335] ______ [4570]

D. (k) (3)—Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ NONE [4586]
   A. Number of items .... NONE [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ NONE [4588]
   A. Number of items .... NONE [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—*State separately in response to items one and two whether the securities reported in response thereto were* subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—*Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's* annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. **as of** 12/31/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

N/A

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. For the period (MMDDYY) from 01/01/02 to 12/31/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	$	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)		4760	
4. Other (describe below)		4770	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		4780	
B. Cash Subordinations		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. **Other Anticipated Withdrawals**			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860	
C. Other (describe below)		4870	
Total			$ 4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 468,820	4240
A. Net income (loss)			4,008	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 472,828	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER HOLLY SECURITIES, INC. as of 12/31/02

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period:		
A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)	0	4960
C. Total	2	4970
4. Actual number of tickets executed during current month of reporting period	71	4980
5. Number of corrected customer confirmations mailed after settlement date	0	4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0	5360	$ 0	5361	$ 0	5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0	5363	$ 0	5364	$ 0	5365

17. Security concentrations (See instructions in Part I)		
A. Proprietary positions	$ NONE	5370
B. Customers' accounts under Rule 15c3-3	$ NONE	5374
18. Total of personal capital borrowings due within six months	$ NONE	5378
19. Maximum haircuts on underwriting commitments during the period	$ NONE	5380
20. Planned capital expenditures for business expansion during next six months	$ NONE	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ NONE	5384
22. Lease and rentals payable within one year	$ NONE	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ NONE	5388
B. Net	$ NONE	5390

OMIT PENNIES

OMB APPROVAL
OMB 3235-0123
Expires May 31, 1987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I — **INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURSUANT TO RULE 17a-5**

* * * * *

HOLLY SECURITIES, INC.

Name of Respondent

SEC 1478 (12-84)

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19X 2002 [8004]
or if less than 12 months

Report for the period beginning 01/01/02 (MM DD YY) [8005] and ending 12/31/02 (MM DD YY) [8006]

SEC FILE NUMBER: 8- 16919 [8011]

1. NAME OF BROKER DEALER: HOLLY SECURITIES, INC. [8020] | N | 9 | OFFICIAL USE ONLY (Firm No. M M Y Y) [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME: NONE	8053	Yes	8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities ....(enter applicable code: 1=Yes 2=No) 2 [8075]
   - (b) municipals.................................(enter applicable code: 1=Yes 2=No) 2 [8076]
   - (c) other debt instruments.................................(enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No) 1 [8084]

9. Respondent's total number of public customers accounts:
   (carrying firms filing X-17A-5 Part II only)
   - (a) Public customer accounts................................. 860 [8080]
   - (b) Omnibus accounts .... 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No) 1 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing	1	8087
(c) Omnibus	1	8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102

14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:	Actual	1,241	8105
	Estimate		8106
(a) equity securities transactions effected on a national securities exchange		950	8107
(b) equity securities transactions effected other than on a national securities exchange		256	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		35	8109

FOCUS REPORT

Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation	(enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent		0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	(enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer	(enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent			8116
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer	(enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	(enter applicable code: 1=Yes 2=No)*	1	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period		$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

HOLLY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net income	$ 4,008
Increase in accounts receivable - Brokers	(5,485)
Decrease in accounts receivable - Customers	4,638
Decrease in accounts payable - Brokers	(45,455)
Increase in accounts payable - Customers	212
Net cash used by operating activities	$ (42,082)
Cash and cash equivalents at beginning of year	503,609
Cash and cash equivalents at end of year	$ 461,527